Exhibit 99(a)(1)

Jan. 17, 2024 Dear Fellow Shareholder:

               CNL Center at City Commons

               450 S. Orange Avenue

               Suite 1400

               Orlando, FL 32801-3336

               tel 407.650.1000  800.522.3863

               fax 407.540.2540

               cnlhealthcareproperties.com

               Mailing Address:

               P.O. Box 4920

               Orlando, FL 32802-4920

Please be aware that Comrit Investments I, Limited Partnership (Comrit), an organization that we are NOT affiliated with, launched a new unsolicited tender offer to purchase shares of CNL Healthcare Properties common stock. This is Comrit’s third tender offer within 12 months, and its seventh in the past four years, to purchase shares of CNL Healthcare Properties common stock. Comrit’s current proposal to purchase up to 8,800,000 shares is for an approximately 4% reduction from its $4.11 offer six months ago, consistent with its opportunistic goal to profit at others’ expense.

The new Comrit offer is $3.94 per share, 43.1% less than our most recent $6.92 estimated net asset value (NAV) per share as of Dec. 31, 2022.1 To reiterate, we are not affiliated with Comrit or its offer.

Following a thorough evaluation of the offer, our board of directors (Board) unanimously recommends that shareholders REJECT Comrit’s offer. You do not need to do anything to reject the offer.

•

Our Board believes that the unsolicited tender offer represents yet another opportunistic attempt to purchase shares at an artificially low value and make a profit, primarily due to continued macroeconomic effects, market volatility and inflation.

•

Our Board believes that the tender offer price continues to be substantially lower than the current fair value of the shares and that shareholders who tender their shares will lose the opportunity to participate in any potential recovery or growth of the company with respect to such shares and lose the right to receive any future distributions that may be declared and paid.[2]

•	The company anticipates announcing the results of its estimated NAV per share as of Dec. 31, 2023, on or around March 12, 2024.

Why Reject the Comrit Offer?

•

The Comrit tender offer of $3.94 per share is 43.1% less than the $6.92 estimated NAV per share, as of Dec. 31, 2022. Our estimated NAV is based on a robust and detailed process typically conducted annually with the expert assistance of a leading independent advisory and appraisal firm.

•

Comrit determined its offer price based on its analysis and concedes that it did not obtain current independent valuations or appraisals for CNL Healthcare Properties’ assets and did not retain an independent advisor to evaluate or render an opinion on the fairness of its offer price.

•	None of CNL Healthcare Properties’ directors, executive officers, affiliates or subsidiaries intend to sell their shares to Comrit.

•

The Comrit offer specifies that any distributions made after March 6, 2024, will be assigned to them. Therefore, if you accept their tender offer, you will not receive any potential future distributions. Our fourth quarter 2023 distribution was paid on Dec. 26, 2023.

•

Comrit, in its own words, states that it is “making the offer for investment purposes and with the intention of making a profit from the ownership of the shares.” Further, Comrit is “motivated to establish the lowest price which might be acceptable to shareholders consistent with their objectives.”

For these and other reasons stated in our Schedule 14D-9 filing with the Securities and Exchange Commission (SEC) found at sec.gov, our Board unanimously concluded that the Comrit offer is not advisable and is not in the best interest of shareholders or CNL Healthcare Properties. In addition to this letter, I encourage you to carefully read our Schedule 14D-9 before making any decision to tender your shares.

Our Board fully recognizes that you may elect to accept the Comrit tender offer based on your personal liquidity needs or financial situation, and other factors. These include the suspension of the company’s stock redemption plan, the lack of a meaningful current trading market for our shares, and to a lesser extent, uncertainty related to the broader economy. The market conditions during 2023 did not support a concluding liquidating transaction; however, we have remained especially active studying and pursuing select market opportunities that could be in our shareholders’ best interests. Our Board is aware that shareholders must and should evaluate whether to tender their shares based on all the information available, including the factors considered by our Board and described in our filing with the SEC.

In deciding, please keep in mind that our Board or company cannot assure future distributions or our share’s value, which can change periodically, or forward-looking liquidity timing and amounts for shareholders. If you have questions regarding the tender offer, please contact your financial professional. As always, thank you for your confidence and continued support in CNL Healthcare Properties.

Sincerely,

Stephen H. Mauldin

President & Chief Executive Officer

cc: Financial professional

Forward-looking statements are based on current expectations and may be identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “continues,” “pro forma,” “may,” “will,” “seeks,” “should” and “could,” and terms of similar substance, and speak only as of the date made. Actual results could differ materially due to risks and uncertainties that are beyond the company’s ability to control or accurately predict. The reader should not place undue reliance on forward-looking statements.

1 The estimated NAV per share is only an estimate based on a snapshot in time and several assumptions and estimates which can be considered inherently imprecise. The NAV is based on numerous assumptions concerning industry, business, economic and regulatory conditions, all of which are subject to changes. Throughout the valuation process, the valuation committee, our advisor and senior members of management reviewed, confirmed, and approved the processes and methodologies and their consistency with real estate industry standards and best practices.

2 Distributions are not guaranteed in frequency or amount. Distributions have been and may in the future be paid by borrowings, shareholder proceeds and income. For the quarter ended Sept. 30, 2023, 100% of regular cash distributions were covered by operating cash flow as defined by GAAP. The company’s distribution is subsidized by expense waivers that will be reimbursed to the advisor in the form of restricted stock. For the years ended Dec. 31, 2022, 2021, 2020, 2019, 2018 and 2017, approximately 100%, 100%, 100%, 100%, 83%, 91%, respectively, of total distributions were covered by operating cash flow and approximately 0%, 0%, 0%, 0%, 17%, 9%, respectively, were funded by offering proceeds.